FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2020

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 20 April 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 20 April 2020
Unilever Annual General Meetings update

Exhibit 99

Unilever Annual General Meetings update

Unilever PLC
Further to the announcement made on 19 March 2020, Unilever announces the following changes to the format of the Annual General Meeting of Unilever PLC ('PLC AGM') to be held at 2:30pm BST on Wednesday 29 April 2020.

As a result of the current COVID-19 crisis and the UK Government's 'Stay at Home' measures, the PLC AGM will be run as a closed meeting. Therefore, shareholders cannot attend the PLC AGM. Any shareholders attempting to attend the PLC AGM will not be granted access in order to comply with the 'Stay at Home' measures.

In light of these measures, the PLC AGM will be adjourned to be held at 100 Victoria Embankment, London EC4Y 0DY, the company's head office, and not at the QEII Conference Centre. The time and date of the PLC AGM will remain as 2:30pm BST on Wednesday 29 April 2020.

A very limited number of persons from Unilever will be present to conduct the meeting such that the legal requirements can be satisfied. The usual format of the meeting will be condensed and will include only the formal business of the AGM. All valid proxy votes (whether submitted electronically or in hard copy form) to be exercised by the chairman of the meeting will be included in the poll to be taken at the meeting. The results of the poll votes on the proposed resolutions will be announced, in the normal way, as soon as practicable after the conclusion of the PLC AGM.

As shareholders must not attend the PLC AGM in person, they are urged to register their votes in advance on the resolutions to be put to the PLC AGM by appointing the chairman of the meeting as their proxy. Shareholders may appoint a proxy by completing and signing the proxy form that accompanied the notice of meeting in accordance with the instructions printed on the proxy form. Alternatively, shareholders can register their proxy vote through the electronic voting facility via www.unilever.com/agm or through the CREST proxy voting system if their shares are held in CREST. Please ensure your proxy appointments reach Computershare as soon as possible and in any event by no later than 2:30pm BST on Monday 27 April 2020. Further information can be found in the Notice of Meeting which is available on www.unilever.com/agm.

Unilever understands that the PLC AGM also serves as a forum for shareholders to engage with Directors. Therefore, following the conclusion of the PLC AGM, at 3:00pm BST a webcast will be made available on Unilever's website (www.unilever.com/agm) with short statements by the Chairman and CEO who will also respond to questions submitted prior to the meeting. Any such question should relate to the business of the PLC AGM and be submitted by no later than 9:00am BST on Monday 27 April 2020 via shareholder.services@unilever.com. Unilever may summarise and bundle questions thematically or set further conditions to facilitate the smooth running of the webcast.

Unilever N.V.
Further to the announcement made on 3 April 2020 and considering the emergency law regarding Annual General Meetings, which has been passed by the House of Representatives on 16 April 2020, Unilever now announces that the Annual General Meeting of Unilever N.V. ('NV AGM') will be held virtually only. This means that, as a change from our convocation notice and earlier messages, shareholders cannot attend the NV AGM in person and votes can only be cast by (electronic) proxy.

Unilever understands that the NV AGM also serves as a forum for shareholders to engage with Directors. Therefore, the NV AGM can be followed live on Unilever's website (www.unilever.com/agm). The NV AGM will include short statements by the Chairman and CEO who will also respond to questions submitted prior to the meeting. Any such question should relate to any of the resolutions on the agenda and be submitted in English by no later than 10:00am CET on Monday 27 April 2020 via shareholder.services@unilever.com. Unilever may summarise and bundle questions thematically or set further conditions to facilitate the smooth running of the NV AGM.

Shareholders who hold their shares in a securities account under the Dutch giro-system (e.g. shares bought on Euronext Amsterdam) can vote through the e-voting system of ABN AMRO which entails a proxy with voting instruction to a civil-law notary of Mr M.J. Meijer Notarissen (www.abnamro.com/evoting). The deadline for voting through the e-voting system has been extended to 3:30pm CET on Monday 27 April 2020. Live voting at the NV AGM will not be provided for.